Invest in Intentional Gap Year, Inc.

Online Personal Development To Supplement
Experiential Programming



<u>INTENTIONALGAPYEAR.ORG</u> SAN JOSE CA

Technology   Saas   Social Impact   Education   Female Founder

Why you may want to invest in us...

1   Our potential reach of young adults (18-23 years old) is 14MM in the US, 110MM worldwide

2   Capturing 1% of the market would result in $55.86MM the US / $438.9MM worldwide.

3   Our demographic, Gen Z (born between 1997-2012) will continue to grow until 2035.

4   Gap Year programs depend heavily on experiential programs. This model is hurting the industry today.

5   Personal growth and development are the underlying considerations for people taking a gap year.

6   We share common goals with our industry as an online program and are supplemental to existing norms.

7   Competitively we're strong. Our online course completion rate is 39% higher than the MOOC average.

8   Later-stage VC advisors have evaluated our worth between $6M-$10M. We're setting a $3M valuation cap for early investors

Why investors ♥ us

WE'VE RAISED $21,050 SINCE OUR FOUNDING



As you and I age, we start to realize just how important people were/are to get us to where we are now. Whether it was grandmothers praying for us, teachers teaching us, parents loving and guiding us, professors encouraging us and opening our eyes, heart and mind to the universe, mentors mentoring us, our growth all comes down to education. Many people invested in us. And this is

precisely what IGY is doing. They are taking the reigns of education from the teachers and professors, and placing that directionality, the steering, into each young man or women. IGY is standing in that gap between education 'finished' and impact 'starting' for that young woman or young man. Learning is both continuous and lifelong. Impact does not wait for education to 'finish'.

Why would I not be excited!?! Why should you be excited? Because the team Celeste has put together is not just smart, they also have the heart, the passion, and the organizational skills to effectively educate in a pretty non-traditional (at least since the 1800s) way. About 200ish years ago, the rich of society would send their 'classically educated' children on the Grand Tour. Spending at least one year travelling the world, and first-hand experiencing some of what they saw in books and heard from teachers. Those of us who have extensively traveled and/or lived outside of our home country know precisely what I am talking about. Effective education is caught, not taught. Context is everything. And how can one catch if you are 5,000 miles away?

IGY is going to not only bring the teaching close so it can be caught, but also guide the young women and men to make decisions about how they will impact the world they live in.

As an educator, albeit part-time at the moment, scientist, and start-up blessed, I can't wait to see this effort and effect lift-off and soar, touching the next generation. Who, frankly, will be designing the machines and developing the policies that will keep me alive and solvent when I am much much older, and enable me to enjoy that 'new' old life even more-so. The world's future becomes brighter and brighter as IGY grows and grows.

read less

Brian Cronquist VP Technology & IP

LEAD INVESTOR | INVESTING $5,000 THIS ROUND



My name is Diana Phuong. I am a long-time educator and community builder from the Bay Area. I currently work with first-gen, low-income college students at San Jose State University. Intentional Gap Year is a program that I would love our students to consider as they transition from college to career. There are many students who feel uncertain about their path and could benefit from a deeper investigation into their passions, their values, and their purpose. There is no greater gift to give oneself than to take the time to do just that. Intentional Gap Year has the potential to support a generation to become more centered, compassionate, and concerned about well-being. I met Celeste and Kim... read more

Diana Phuong ★



The Intentional Gap Year has been on my radar for a while now and I have had the pleasure of watching it evolve into the proven program that it is today. Celeste's experience and knowledge in the area of self discovery rivals that of many industry leaders. This cause is clearly close to her heart - her dedication and drive are admirable. The tools and learnings from the Intentional Gap Year could be utilized by anyone but are essential for people in the formative times of their career and life. Targeting the massive market going into and coming out of traditional universities provides the students with critical life skills and is a great business model. Not only will this program bring... read more

Ian Rajczi ★

SEE MORE

Our team



Celeste Rajczi
Co-Founder | CEO
Certified Life Coach | Curriculum Author of "The Intentional Gap Year" |





Techstars Startup Weekend Winner | Solo World Traveller to Over 15 Countries

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Kim McCann

Co-Founder | COO

Co-founder Bullet Cable, an internationally recognized audio cable company sold in 14 countries. Endorsers included: Prince, John Taylor (Duran Duran), and Lou Reed. Sold in 2013 | DLANC - Council Director | Formation Chair: Gallery Row L.A



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Downloads

Intentional Gap Year Topic List.pdf

We Are In A Unique Position To Make A Significant Contribution

ARE YOU HERE TO CONTRIBUTE TO A BETTER WORLD?

Gap years are most readily available to those who can afford to take a year out to explore. Gap year programs are expensive (averaging $5K - $30K)*. Intentional Gap Year is available as an option to enter college with a clearer direction for those who want to consider their choices.

Why should you care about helping a person in a position who apparently can already help themselves? Doesn't that seem counterproductive?

We have talked with and guided others and had deep conversations (57 customers) in a year. Over and over again, we hear the same questions: What do I really want? How do I use the experiences I have gained to really make a difference?

What we have discovered: Dynamic, talented people with all possibilities available to them sometimes get lost in the options, rather than commit to a choice.

INTENTIONAL GAP YEAR
What are 5 Empowering Truth's that you DO know for sure?
{answer here}
SUBMIT
ACTIVITY INSIGHTS
Finally an online personal development workshop that is truly mobile: Nothing to download and 1:1 guidance online. Available for all common devices.

We have created a platform for self-discovery that works hand in hand for experiential programs. The students do the work. We reflect back on their work. Our built-in scalability

will allow us to hire as many people necessary to offer quality guidance for our young people.

The Intentional Gap Year promotes personal accountability and responsibility. We believe that anyone who chooses to examine their strengths, accept their challenges, envision their solutions, and fearlessly overcome their obstacles will make a plan and take action.

So, what if our young people are the pioneers of social, environmental, or systematic change?

Who knows? Maybe, one young adult you help by investing in us will be the head of social-missioned non-profit offering skills that impact communities in need of change? Perhaps another will bring a balanced, compassionate leadership style to a business of commerce and change the way their employees are treated?

*Our program is $399. We are an exception. This makes our program available to people who can benefit from their own gap year, and offer them a "gap year mindset" even if their current option is staying close to home. We are also well within the budget of organizations that want to include our workshop and expand their programming using our platform and curriculum.

AS AN INVESTOR, YOU CAN HELP US RESHAPE AN INDUSTRY

Our goal is to raise at least $20K to take action selling licenses of our workshop to Gap Year organizations that promote personal growth through experiential programming to their students. We don't want to be a temporary solution that will solve their problem right now. We want to be a part of their regular programming.

Successful models promoting travel, volunteerism, and internships are not possible or present challenges in the current pandemic environment. Students who already committed to a year off to have experiences that will expose them to balanced options for their education and life choices in the future are left with limited choices right now. Staying on track for education is also being redefined. College online, at a premium expense, was not a part of the plan. Admissions and projected attendance in the fall are already showing evidence that students are considering a delay.

The reality: The students are in limbo. The system is not prepared. Nobody is at fault, but it is evident that what worked was never examined for what would happen if it didn't.

Click here to read more about the Gap Year Industry and its benefit to contributing to higher education graduation and success of its students.

We Don't Claim That We Predicted The Present, But We Anticipated The Future - And Why You Might Want to Trust Our Vision

The internet is continually evolving and creating new ways to interact with the times. A popular way to present information comes into being because technology gives a solution, and it works. It also becomes quickly outdated, but only a few understand the advancements and get ahead of the curve. If successful, replicated processes become the new norm.

Our platform uses innovations for superior service and engagement. We designed it to encourage focus, accountability, and communication transparency for students and coaches.





With the recent pivot to service business organizations that will license our workshop for their own students, components have been added for monitoring student progress as well as offer insights about them. Confidential information between students and their Intentional Gap Year Guides® maintains a personal level of trust, but a component has been added for the public where students summarize what they have learned. Our questions have been developed to enhance the information gained that can be used by our business partners for program improvements or tailoring experiences for their students.

THIS IS WHAT YOUR INVESTMENT COULD LOOK LIKE



We consulted with later-stage VC advisors who worked with us to evaluate what they believe our company will be worth when it comes time to raise a series A, assuming we hit our target milestones. This number was estimated to be between $6M-$10M. According to their professional recommendations, we decided to set a $3M valuation cap as an appropriate incentive for early investors given that we don't have enough subscriber data at this stage to derive a valuation from financials.

We've set the investment terms of this campaign so you will receive the greatest financial benefit by investing now, instead of later at a future financing event.

You are investing in this company on the terms of a SAFE (Simple Agreement for Future Equity) note, meaning that your money will convert into equity in our company at a future financing event, such as raising a series A.

PROOF OF CONCEPT

Since forming our workshop in 2018, we have tested our program on 57 people and discovered a great deal about what works in an e-learning environment and what does not.



"TIGY has helped light my fire again and go after what I truly want. Not only has it improved my life, but also the lives of others around me.

Camryn Homer, The Intentional Gap Year 2019

Research shows that Massive Open Online Course (MOOC) completion rates average only 3.13%. Our first round of alpha testing with 26 participants had a completion rate of 23%. Their feedback guided us to make adjustments that increased our next round of beta testing, with 31 paying participants to have a completion rate of 42%. Future adjustments to our platform based on customer feedback will allow us to continue increasing this percentage over time. Our goal is 98% (95% over the average)



> As a young woman who values introspection, wellness, and self-improvement, this course allowed me to deepen the work I had already started myself.

Hannah Bowers, The Intentional Gap Year 2019

Does our program work? Each graduate submitted a testimonial reporting significant personal transformation as a result of taking our program. We placed some of our favorites on our former site that you can review: https://thegapyeargirls.com/testimonials

OUR PATTERN TO REACH FORMER MILESTONES AND OUR FUTURE PLANS

With a self-funded budget of 80K and a team of 2 primary members, we have met our primary goal for product development. An example of one of our lesson videos:



Our Key Milestones:

Company Formation: April 18, 2018. Original focus: Online Personal Empowerment Workshop for Gap Year Women.

- Application platform designed and developed, put into service for testing December 2018. (see: "Proof of Concept") https://thegapyeargirls

- Curriculum "The Intentional Gap Year" written.

- Thirty-one videos were scripted and produced.

- Workshop submitted for review as original work. Copyright ©2018
  US Copyright Registration Number: TX0008784925 / 2019-01-18

- Social media initiated

2019

- Completed alpha testing

- Improvements made to application and program based on testing results.

- Retesting initiated using paying beta users

- Marketing initiated

- Mentor relationships developed. Results: Quality board of advisor including later-stage
  V.Cs in Silicon Valley

2020

- Company pivot to selling licenses to business organizations (Read More About Our
  Decision to Pivot and Why

- Design and development for pivot: https://intentionalgapyear.org

- Redevelopment of the workshop to appeal to all genders.

- Components to service b2b online created and executed.

- Procedures for consistency of service created (in anticipation of hiring more certified life
  coaches and train as Intentional Gap Year Guides®

- Our fundraising begins.*

MILESTONE GOALS WITH USE OF FUNDS

- Hire a salesperson to meet the demand to reach the market on a daily basis. We are
  overextended, and this addition to our team to help us expedite our growth. Sales
  will make us financially independent using our profit.

- Hire a social media team member to improve outreach. We have identified this as a
  current challenge that we can solve.

- Edit some videos to make messaging universal for both men and women (minor editing
  that does not affect our ability to sell our product now, but will equalize the delivery.)

* Before COVID began having a noticeable impact, we raised $100K from a private investor.
Because of his other obligations to existing startups and uncertainties, our investor pulled
out. Although this was disappointing, it encouraged us to find our way here.

Investor Q&A

What does your company do? ⌄

− COLLAPSE ALL

Young adults of graduating ages (18-23) experience a transition period of critical decision
making for their futures. We are an arm of the Gap Year Industry with common goals to
enrich this market's development opportunities for personal growth. Our enrichment
program is self-contained online and works as a supplemental offering for our industry
partners who purchase their students' licenses to accelerate and encourage their success
for self-discovery during this time.

Where will your company be in 5 years? ⌄

Our target demographic is young adults in the United States that express an online interest in a gap year or college, or are recent grads. In 5 years, we hope to have captured 1% of these 14M potential users, resulting in $55.86M in sales. The global market of English speakers within this demographic expands our reach to 110M potential users. Capturing 1% of this market would result in $438.9 million in sales. These are forward looking projections and are not guaranteed.

Why did you choose this idea? ⌄

Our founding team met while traveling. Along the way, we met many who were on a personal quest. A pattern developed: What did they want? How could they apply themselves and contribute to making the world better? Over one year later, and after careful brainstorming, we believed we could offer a platform for guiding others to answer these questions.

How far along are you? What's your biggest obstacle? ⌄

On a self-funded budget of $80K, we have written, produced, and executed a fully developed product. We have registered close to 100 users, and successfully tested our program and platform on 57 (31 of which were paying).

Our original business model was direct sales to young women on a gap year. COVID made it clear that we had a program solution for a broader market. In late February, we pivoted our business to sell licenses to organizations and companies. With this expansion, we recognized that we needed to be inclusive of all genders for the most significant impact and appeal to our new customers.

Our biggest obstacle is to have the monetary resources to operate at our fullest capacity and scale our outreach in the market.

Who competes with you? What do you understand that they don't? ⌄

With travel restraints and existing gap year students left with limited options, some organizations are choosing to use online education in place of their experiential programming.

We know that online education is not a lateral move with a similar level of responsibility. It is an entirely different business model. In addition to the investment in resources to create a product, testing both the technological platform, user experience, and completion success is mandatory for a quality product. The Intentional Gap Year has spent the last two years to arrive at such a work.

How important is this? Massive Open Online Courses ("MOOC") have an average 3% completion rate. We have achieved 42%. Our goal is 98%.

How will you make money? ⌄

Our primary business is selling licenses to companies and organizations in the gap year industry to their existing customers as a supplemental program for personal development in addition to their experiential programming (such as travel, internships, and volunteerism.) Our secondary level is direct sales to customers who find their way to us via referrals by those in education and college preparation consultants.

We offer our partners quantity discounts for purchases in bulk. Our program retails for $399. Our average GM is projected to be approximately 75%.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The biggest risk we face is exposure. If a larger, more established organization replicates our program exactly, it will limit our potential for faster growth. However, this will not create a failure to execute our plan. Funding, right now at this window of opportunity, is an element that will help us secure our position. We have executed strategies to build a moat, such as copyrighting our work and registering key phrases that are commonly used, and these will protect us now and in the future.